UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 24F-2**
**Annual Notice of Securities Sold**
**Pursuant to Rule 24f-2**

*Read instructions at end of Form before preparing Form.*

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| 1. | Name and address of issuer:<br><br>The Vantagepoint Funds<br>777 North Capitol Street, NE, Suite 600<br>Washington, DC  20002-4240 |
| 2. | The name of each series or class of securities for which this Form is filed (If the Form is being filed for all series and classes of securities of the issuer, check the box but do not list series or classes):<br><br>Vantagepoint 500 Stock Index Fund<br>Vantagepoint Mid/Small Company Index Fund<br>Vantagepoint Milestone 2010 Fund<br>Vantagepoint Milestone 2015 Fund<br>Vantagepoint Milestone 2020 Fund<br>Vantagepoint Milestone 2025 Fund<br>Vantagepoint Milestone 2030 Fund<br>Vantagepoint Milestone 2035 Fund<br>Vantagepoint Milestone 2040 Fund<br>Vantagepoint Milestone Retirement Income Fund<br>Vantagepoint Model Portfolio All-Equity Growth Fund<br>Vantagepoint Aggressive Opportunities Fund<br>Vantagepoint Model Portfolio Conservative Growth Fund<br>Vantagepoint Model Portfolio Long-Term Growth Fund<br>Vantagepoint Model Portfolio Savings Oriented Fund<br>Vantagepoint Model Portfolio Traditional Growth Fund<br>Vantagepoint Overseas Equity Index Fund<br>Vantagepoint Low Duration Bond Fund<br>Vantagepoint Inflation Protected Securities Fund<br>Vantagepoint Broad Market Index Fund<br>Vantagepoint Core Bond Index Fund<br>Vantagepoint Equity Income Fund<br>Vantagepoint Growth & Income Fund<br>Vantagepoint Growth Fund<br>Vantagepoint International Fund<br>Vantagepoint Select Value Fund<br>Vantagepoint Discovery Fund<br>Vantagepoint Diversifying Strategies Fund<br>Vantagepoint Milestone 2045 Fund<br>Vantagepoint Milestone 2050 Fund |
| 3. | Investment Company Act File Number: 811-08941<br><br>Securities Act File Number: 333-60789 |
| 4(a). | Last day of fiscal year for which this form is filed:<br><br>December 31, 2012 |

4(b). ☐ Check box if this Form is being filed late (*i.e.,* more than 90 calendar days after the end of the issuer's fiscal year). (See Instruction A.2)

*Note: If the Form is being filed late, interest must be paid on the registration fee due.*

4(c). ☐ Check box if this is the last time the issuer will be filing this Form.

5. Calculation of registration fee:

(i) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):  $2,362,473,523

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:  $1,683,417,824

(iii) Aggregate price of securities redeemed or repurchased during any *prior* fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:  $_____

(iv) Total available redemption credits [add Items 5(ii) and 5(iii)]:  $-1,683,417,824

(v) Net sales - if Item 5(i) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:  $  679,055,699

(vi) Redemption credits available for use in future years —if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:  $      0

(vii) Multiplier for determining registration fee (See Instruction C.9):  x  0.0001364

(viii) Registration fee due [multiply Item 5(v) by Item 5(vii)] (enter "0" if no fee is due):  =$  92,623.20

6. Prepaid Shares

If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 as in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: ____0____. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: ____0____.

7. Interest due - if this Form is being filed more than 90 days after the end of the issuer's fiscal year (see Instruction D):  +$_____

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:  =$  92,623.20

9. Date the registration fee and any interest payment was sent to the Commission's lockbox depository:

   March 26, 2013

| Method of Delivery: | | |
|---|---|---|
| | X | Wire Transfer |
| | ☐ | Mail or other means |

## SIGNATURES

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By - (Signature and Title)*   *Richard P. Whitty*

Richard P. Whitty, Assistant Treasurer

Date   March 28, 2013

*Please print the name and title of the signing officer below the signature.